Exhibit 99.44

Change in Board and Proposed Change to

Director Nominations at Shareholders’ Meeting

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, June 8, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) announces that Jeremy Bergeron has tendered his resignation from the board of directors of the Company (the “Board”) effective June 8, 2020. Mr. Bergeron was appointed to the Board on August 7, 2019 as the nominee of 2707031 Ontario Inc. (an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively “ACT”)), pursuant to the terms of an investor rights agreement between the Company and ACT dated August 7, 2019 (the “IRA”).

Pursuant to the terms of the IRA, ACT has designated Stéphane Trudel as its nominee to the Board to replace Jeremy Bergeron. The Board intends to appoint Mr. Trudel to the Board effective June 8, 2020 to fill the vacancy created by the resignation of Mr. Bergeron.

“On behalf of the Board of Directors, I welcome Stéphane to the Board as Fire & Flower and Alimentation Couche-Tard continue their strategic partnership” said Harvey Shapiro, chair of the Board. “We also thank Mr. Bergeron for his service as a director of Fire & Flower and for his contributions to the progress the Company has made since our partnership with Alimentation Couche-Tard.”

Mr. Trudel has been serving as Senior Vice President of Operations for ACT since January 2018, leading ACT’s operations in Canada as well as its exploration and investment in the cannabis industry. Prior to that role, Mr. Trudel was Vice President of Operations of ACT since June 2017. His previous roles have also included serving as Senior Vice President of Growth and Strategy at CST Brands, Inc. (“CST”), an international convenience retailer acquired by ACT in 2017. Before joining CST, Mr. Trudel was employed by Valero Energy Corporation for 20 years, holding several managerial positions during that timeframe. He earned a bachelor’s degree in business administration, with a specialty in information and system management, as well as an Executive MBA, both from Sherbrooke University. Mr. Trudel currently sits on the board of directors of the Canadian Independent Petroleum Marketers Association (CIPMA) and of the Convenience Industry Council of Canada (CICC) where he is also part of the Executive Committee.

The Company has recently mailed and filed proxy materials in connection with its annual general and special meeting to be held virtually on June 15, 2020 (the “Meeting”). The proxy materials contemplate the nominations of Harvey Shapiro, Trevor Fencott, Norman Inkster, Sharon Ranson, Donald Wright, Avininder Grewal and Jeremy Bergeron for election as directors at the Meeting.

Subsequent to the mailing and filing of the proxy materials, Mr. Bergeron delivered his resignation and in connection therewith has decided not to stand for re-election, and, pursuant to the bylaws of the Company, it is proposed that an officer of FFHC nominate Mr. Trudel at the Meeting instead.

The form of management proxy previously distributed to registered shareholders in connection with the Meeting provides management with discretionary authority to vote on amendments or variations to matters coming before the Meeting and it is intended that all such proxies will be voted FOR Mr. Trudel’s election to the Board. If a registered shareholder has submitted a management proxy and does not wish the proxy to be voted in this manner, they may revoke their proxy by attending the Meeting and voting their common shares of FFHC (the “Common Shares”) or, up to and including the last business day prior to the Meeting:

a.	by an instrument in writing executed by the registered holder of such Common Shares at the office of the Company’s transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1;

b.	by delivering written notice of such revocation to the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof; or
c.	in any other manner permitted by law.

Non-registered holder of Common Shares who wish to change their vote must contact their broker (or other intermediary) holding their Common Shares to discuss their options well in advance of the Meeting.

If a registered holder of Common Shares is using a control number to log into the Meeting and accepts the terms and conditions, such holder will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If such holder has already voted by proxy and such holder votes again during the online ballot during the Meeting, such holder’s online vote during the Meeting will revoke the proxy previously submitted by such holder.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with ACT, the Company has set its sights on the global expansion as new cannabis markets emerge.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2020/08/c7060.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 08-JUN-20